October 31, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

               Re:   Dibz International, Inc.
Registration Statement on Form 10-SB
Filed with the Securities and Exchange Commission on September 4, 2007
(File No. 000-52793)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Dibz International, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form 10-SB, File No. 000-52793, which was filed on September 4, 2007 (the “Registration Statement”).

Such withdrawal is requested, as the Company is will not be able to amend the Registration Statement in order to allow the staff sufficient time to review prior to effectiveness.  As a result, the Company determined that it should withdraw the 10-SB.

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

DIBZ INTERNATIONAL, INC.

By:/s/ Mark Wood
      Mark Wood
      President and Chief Executive Officer